SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 November 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT

1.1       Director Shareholding released on 12 November 2003
1.2       Director Shareholding released on 28 November 2003

EXHIBIT 1.1

We were advised today by Computershare Plan Managers that on 10 November 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.2225 per share through participation in the BP ShareMatch UK Plan:-


Mr. R.L. Olver                     85 shares
Mr. A.B. Hayward                   85 shares
Mr. J.A. Manzoni                   85 shares

EXHIBIT 1.2

We were advised yesterday by Sir Ian Prosser, non-Executive Director and Deputy Chairman of BP p.l.c., that he purchased yesterday, 27 November 2003, 9,000 Ordinary shares at GBP4.1016 per share.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 30 November 2003                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary